UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report
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LINDE PLC
(Exact name of registrant as specified in its charter)

Ireland	001-38730	98-1448883
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

The Priestley Centre 10 Priestley Road, Surrey Research Park, Guildford, Surrey GU2 7XY United Kingdom
(Address of principal executive offices)

Kelcey E. Hoyt (203) 837-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Linde plc (“Linde” or “the Company”) is filing a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Form (Form SD), because, as further described in the Conflict Minerals Report, certain products manufactured by Linde (or its consolidated subsidiaries) are required to be reported for the year ended on December 31, 2020. Refer to Exhibit 1.01, Conflict Minerals Report, for a description of Linde's reasonable country of origin inquiry, due diligence process and the results, which report is incorporated into this Item 1.01 by reference.

Linde is hereby filing this Form SD, including the Conflict Minerals Report, and has also posted those documents to Linde's website at www.linde.com.
Certain statements in this Form SD and the Conflict Minerals Report filed as Exhibit 1.02 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. They are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances, including trade conflicts and tariffs; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics, pandemics such as COVID-19, and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from accounting principles generally accepted in the United States of America, International Financial Reporting Standards or adjusted projections, estimates or other forward-looking statements.

Linde plc assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A Risk Factors in Linde plc's Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 1, 2021. Please consider Linde plc’s forward-looking statements in light of those risks.

Item 1.02 Exhibit
The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Linde plc
(Registrant)
By:	/s/ Kelcey E. Hoyt	Date: May 27, 2021
Kelcey E. Hoyt Chief Accounting Officer